                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 18, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

On September 20, 2001, a conference call was replayed on the Compaq intranet, a transcript of which follows:

0920 Compaq Conference Call Michael Capellas

Chairman:  Michael Capellas
Thursday, September 20, 2001 9:00 AM - 10:00 AM Central Time

         (Operator direction.)

         MICHAEL CAPELLAS: Good day to everyone, wherever we find you. And once again, the purpose of these calls are purely for opening information. Since probably the last of these calls, I've probably had an opportunity, or some of the rest of our leadership team has to interact directly, and as you probably know, we are making a huge, huge effort to meet in small groups around the world and throughout our large centers to open communications up relevant to activities around the merger, activities around what's happening in the business, and you'll see us continue to really put a huge, huge emphasis on this kind of communication capability.

         To just sort of frame that is this week alone I will personally meet with seven or eight groups of about 300 people. I have found that these meetings of sort of going over our strategic plans and then opening it up for questions and answers have proven to be probably the best form of communication, and I actively encourage you to participate.

         To those of you who were unable to make the individual sessions, we are doing some sessions. We tried to organize them around communities of interest, but we'll have some general sessions.

         And Peter, Mike and Jeff and the whole management team will now also be going out doing similar sessions, so that we can reach people around the world. But our goal is we do think that we have a pretty compelling story to tell here, and we are obviously working through the process with investors and customers and others to get that through.

         To some of you whom I haven't spoken to, we have obviously had the most unbelievable, almost surrealistic from a bad novel series of events over the last three weeks between the general economic downturn, the merger, the reaction to the merger, the horribly tragic events, a typhoon in Taiwan and a crippling virus that hit our systems. So other than that, it's been a great three weeks.

         The good news is I have never been more convinced of several things. There were just absolutely touching and heroic stories of our employees working with our customers, whether that was in New York or other areas, to really pull them through. You will notice that although the stock exchange and major financial institutions ran well on the opening, and as you know, we are at the heart of most of those systems, and there are just some amazing stories.

         I'll share one with you is a particularly large bank lost its data center completely, I mean just absolutely eviscerated the data center. The backup center was safely tucked a quarter of a mile away and got taken down in the aftermath of the building collapsing around it. So here we have a major bank that lost its primary and secondary data center and through the efforts of individual employees we rebuilt it from equipment pulled around the country. It's just an amazing story.

         And, of course, our hearts still go out to those five employees who are either confirmed dead or missing in the events, and so we will continue to have our hearts and minds.

         To those of you, and I know I've communicated via e-mail, I will assure you that we will be opening funds for those employees, and from a company perspective, we have already taken steps to ensure that the families and young children of all people associated of school age will have their educations taken care of, as well as providing personal and moral support to the families. The outpouring has been extraordinary.

         I'd like to move on now and talk about a few other things. We're obviously all concerned about the general condition of the economy. There is no question that we were bordering on world recession prior to the events of last week. There is also no question that the events of last week can do nothing to help consumer confidence. And as that has been sort of one of the buoyancy effects of the overall economy, and so it would be certainly intellectually dishonest not to share my concerns for where the general economy is going. You know, are we looking into sliding into recession? Obviously some places in the world are already there.

         And the truth of the matter, while I would love to be able to give you brilliant guidance about what's going to happen, is we really don't know. I think we need to be prepared to continue to execute on what we're doing, taking care of the customers. You will see us come out into the fourth quarter and be even more aggressive, and to those of you in the field give you even more tools to compete extremely hard, and stay tuned for more from Peter on that.

         But I do believe that while I don't expect the sort of world to drop off the end of the cliff, we are looking at now probably a pretty severe economic condition set that runs into at least mid next year, and to what degree the recovery comes, we know it will come, but we really don't know when, but we continue to execute exactly on the plans we have and execute hard.

         From a general structural point of view, our costs are down, our inventories are in great shape, our cash flow is good. Now the key is we need to continue to generate volumes, continue to fight hard for every sale, and I think there is nothing more important to us in terms of our activities and going forward with the merger than to execute hard in the short term.

         My second point is we have been having some discussions relevant to the framework of the merger with HP. We are starting to get finally a little bit of support from the analyst community. And if you haven't seen some of them, it is probably the deepest industry analysts who are now starting to give us probably a better look, and they tend to have a little more strategic look as opposed to the financial analysts, who tend to look quarter to quarter.

         I am not going to kid anybody that the reaction has been good, but I do believe the more we get into it, the more strategically you look at it, the more depth you get into it, it makes all the sense in the world. And as you'll hear me continue to say, as markets remain at the bottom, not the top, I will continue to believe that the industry is going to go through a pretty dramatic shakeup, and I think this just gives us the opportunity to really change the world.

         We will be getting out with individual communications relevant to that, and I do think as we get through the individual components of what it really means in practical terms, it's a pretty darn compelling story, and I do believe that the opportunity is going to really shake this out.

         The other thing I would like to talk about is, you know, these are the times, which really build character. To all of you who are leaders, I encourage you to get out. To those of you who have been able to get through some of the sessions relevant to the merger and the strategic value, I encourage you to continue to promote that and to take the time to understand it, and we'll do everything in our power to help with that.

         The meetings relevant to it are going very, very well, and I do think that the question now in the minds of customers and employees and shareholders is not around the strategic value; the question is can you execute, and that is entirely within our hands, and the key to this is executing quickly, and I have every confidence in our ability to do that. It is what we do. And so we'll continue to get that.

         The other thing that people are interested in is to understand what is the communications process, how will I know, and so our commitment to you is on an every-day, probably three-week basis or less, that we will be out with very formal communications. Within the next probably week we will issue a timetable, which has very clear indications of sort of what announcements will be made when and in what sequence. And so one of the things you have an absolute commitment from me is just to continue to have very, very crisp communications and very predictable communications. So Jeff Clarke, who is leading the integration team, will be issuing a very clear sort of timeline and I think there is nothing better we can do than to indicate that timeline to let people know.

         But I am pretty encouraged. I'm very encouraged about the speed. We are going to set records for the speed of the integration of a large integration.

         Now, the good news here is that we have unbelievable conviction to do this and do it quickly. The bad news is the reason why we're going to do that is because it has been sort of published so widely that we have to, that this has now become the necessity of life.

         And the last point I'll make before I'll take some questions is at no point will we ever fail to show leadership character, and also one of the hallmarks that makes us famous is this, and that's why we're sort of sticking together and to be operating as a team with unity. We have always prided ourselves on the individual will of the company, and I think that that is something that we should continue to pride ourselves on; it's in our DNA. We've prided ourselves on treating everybody fairly and also prided ourselves on sticking together when times got tough. And part of that sticking together has been a pride on diversity, and at this time I would really ask us to remember that while there have been very tragic events, these are events by misguided individuals. They are not events that were done by any particular group. And part of what we all stand for is the fact of respect for the individuals.

         I will have to tell you that in some cases that we have had occurrences of people not being treated in a manner of which we're accustomed because of a particular orientation, and I really encourage you to remember what we all stand about, and that we are all mad as hell at individuals who created these terrible acts, but these are again individuals, and I ask you to reach down inside and ensure that we're being as fair and equitable in acting as a team and acting as a family as we always do. And so I know it's tough, but regardless of culture or national origin or religion, we continue to act as a family.

         So with that, I am going to take some questions. If I have some over the phone, I'll take some over the phone. If there are none on the phone, as is the case, we do have some. I do have a number of the executives here with me, and so I'll be happy to take those individual questions. We've got a couple of pretty specific ones, but anybody on the phone have a question?

         (Operator direction.)

         MICHAEL CAPELLAS: Okay. Question number one: There have been some distressing public quotes particularly in the FINANCIAL TIMES relevant to Compaq's Tru64 Unix has no market momentum and that a decision had been made to disinvest in it prior to talking with HP.

         Yes, that quote was out there and yes we have taken very specific steps to address it. Yes, we will be issuing a statement, and yes, we have worked with the analysts and the customers to do that.

         The statement says something like this: We are going to continue, and have had discussions relevant to having the best Unix in the marketplace. That will be a combination of taking some of the data center capabilities of HP UX with the parallelism, clustering and RAS capabilities of Tru64. We will continue to support Tru64 for its best in class performance, and we will continue to drive to a common baseline of Itanium. So at the end of the day we will go through a convergence, which takes the best of both products.

         The technical capabilities about which kernel or are we adding elements to the kernel, those specifics we won't get into in the open market, but we are very clearly going to continue to support Tru64. It has a great leadership position in the high-performance computing and we're going to continue to drive to a converged product. And I can assure you in no uncertain terms that you will now see a very common set of communications come out in Tru64, and we will drive that messaging behind the scenes with analysts, in the front with customers, and if any account manager needs help with specific positioning, Jane, Peter, Mike Winkler and myself are available to help, and I think it's a very legitimate concern from the field. We'll be aggressive and we'll make some comments along the way, hopefully a little tighter.

         We are also addressing with our integration team that we'll have a common set of messages to get out there, and so we'll make sure that the message is there. We're going to be aggressive with messaging, but remember we legally can't go to market with individual product roadmaps. We are doing the work with the product roadmap, and I've got to tell you that this has been a fascinating, hugely collaborative piece of work, and when you actually get down to the details of the product roadmap, and again I cannot go through with any specifics, but for both a Compaq point of view and a merged company point of view, I think you're going to find out that they're clean, they're compelling and to the sales force, you're going to have a lot of stuff to sell.

         PETER BLACKMORE: Just to add to that, there are letters being put on Inline, individual customer letters for each product category, whether it's access, Himalaya, high-performance systems, ProLiant, storage. We also have covering letters from Michael, if you want a blanket letter, which is simply to give to a customer. Both sides will have similar letters, so there will be consistency. And then beyond that, we have to compete.

         I'd obviously reinforce Michael's comment that all of the executive team -- Howard, Michael and myself, Mike Winkler, Shay -- we're more than happy to support personal calls to customers, visits and so on to make sure we maintain the momentum, because it is so important in each of our product categories we do drive continued momentum through these next two quarters.

         MICHAEL CAPELLAS: The second question I get asked frequently is people keep talking that this is a merger, but it doesn't feel like a merger. How do you explain that?

         Well, if you've come to some of the presentations, this is a 60-40 merger. Why 60-40? Well, if you go through time, the relevant market capitalizations over the last two years have been roughly 60-40 almost consistently, except for one fairly long period of time where HP's market cap was about 2X, two times that of Compaq's. But it has stabilized at about a 60-40 ratio.

         If you look at employee count, it's about 60-40. If you look at profit streams, the HP profit stream has been a lot more than 60 percent of the profit stream, so their profit contribution is a bit higher. If you look at average deals of this size, the premium is about average. So constructively you have a 60-40 merger, and it is a merger.

         You will find that to be consistent with management appointments. You'll find that to be consistent quite frankly deeply in terms of the attitudes of the people we're working across from. I mean, when you really meet with the HP people, and we've been doing a lot of that lately, they view it that way.

         I would also say there is pretty healthy respect between both companies. Now, both companies also are pretty honest about each other's weaknesses, and so I mean, you know, I think we have to be careful to put strength on strength and eliminate weakness on weakness. I think that's exactly what we're going to do.

         But it's a 60-40 merger. But then the corollary also has been, well then, gee, the Compaq brand has such equity, why are we completely eliminating the Compaq brand. We are not. In fact, there have been a number of articles from Carly in the last 24 hours that have said very clearly that the Compaq brand has got great equity. We will continue to extend out the Compaq brand. But I cannot legally have any descriptions about branding and positions, because that then becomes we are constructively executing the plan.

         The way the law works is we are allowed to plan until the regulatory agencies approve it, but we are not allowed to execute it, and specific commentary relative to brands is absolutely in violation.

         So the commitment I can say is you will see the Compaq brand continue to be a powerful part of our portfolio, but I cannot tell you in exactly which way. That doesn't mean we're not doing the planning relevant to product roadmaps and branding. It just means that we cannot make it public.

         Any questions from the phones?

         (Operator direction.)

         MICHAEL CAPELLAS: Okay, a specific question is: Are we going to continue our commitment to solutions, and has this changed, and what is the reporting relationship?

         What we found on the solution side is that both companies were headed down the same path, an extension of horizontal solutions in the same areas, pushing the wireless, pushing the infrastructure, purchasing managed services so that we have a much more complete solution that we can sell in a different way, but also in the key verticals. The verticals they participate in the most strongly, they're in telecommunications, we're in telecommunications. We are much stronger in financial services. They've got very, very strong practice in manufacturing, where we've, outside of some things like semiconductors, have not been quite so strong. We both are emerging in media and entertainment, but neither one of us has made a major move. And we have pushed a little harder into retail, and I think the combined emphasis in retail -- we are probably viewing the vertical markets. We will continue that.

         The question of will solutions report into which piece of the organization -- does it go into services, does it go into one of the more product-oriented groups. The answer is I'm not sure I know. And even more fundamentally I'm not sure I care. The question is we have a dedicated solutions group that continues this vertical orientation to grow the cost of the company, and there's a careful blending of what product sets with our ISVs and with our services capabilities, and there's a direct alignment between the services practice and the product portfolio. And so that work goes unchanged.

         One of the things we continue to say of why we think this merger makes a lot of sense is because the companies have such similar strategies, and I think in the solutions area it is uncanny, we were both headed down exactly the same path.

         So, Randy, I didn't actually tell you who your new boss was going to be, if it was you who submitted that question. (Laughter.)

         (Operator direction.)

         MICHAEL CAPELLAS:  Hey, Paul.

         PAUL CHAN (Singapore):  Hi, Michael and Peter.

         PETER BLACKMORE:  Hi, Paul.

         PAUL CHAN: I have two questions actually. One is a clarification where you talked about the Compaq brand. As I understood from all the announcements, the entity that will remain is going to be called HP. So are you talking about sub-brands?

         And the other question I had is in the meantime we have to compete with each other, so in the heat of competition, we have already seen some, you know, what we would term to be hitting below the belt. Is there some form of rules of engagement and a process by which we can take it out so that this doesn't get out of hand?

         MICHAEL CAPELLAS: Okay, here is the official position on the branding, and then I'm going to turn it over to Peter to talk about rules of engagement.

         The company will be traded under the name of HP. In the first place, they're a member of the Dow, which automatically drags us into a number of indexes we weren't in before. The power of the Compaq brand is in many of the strong existing product portfolios. Again, I cannot be specific, but you don't have to be that smart to figure out which ones where we have a compelling brand position.

         The company name will be HP. It will trade as a member of the Dow. It is a strong institutionally whole base.

         Now, one of the things that is one of the subtleties of this decision is we have always been a trading stock. That means people get in and get out of us, and so our stock itself churns. Now, what that means is people will get in, they make a couple bucks, they get out, and we've never actually been able to create a really strong investor base. And this goes back to the fact that we came out as being a venture capital company as a member. So there are some real benefits to being able to long-term drive shareholder value and equity based on trading under this name.

         The second thing is no matter what we did, we were always covered and always compared into a PC company, and one of the economic drivers of this deal is today we are, let's face it, 50 percent PC. PCs aren't a bad thing; it's a great business, but you want to have a much more balanced mix.

         So we'll take the brand and drive it in as an equity stake for the purposes of really using it to create good market capabilities and adding relevance to the customers, but we'll create the company portfolio where it has the most value.

         We are simply making these decisions on the value creation, which is how we should make them.

         It's also important, though, I think for all of us is this is a very powerful brand and one that there should be a lot tied into it, and so the areas where the Compaq brand truly is powerful will continue to be rolled out into the marketplace, and so that's the logic behind the branding.

         Now, it's going to be pretty clear that some areas where we are very, very strong, it will continue to be the dominant product set and the dominant brand. Now, in dominant I mean relevant to the two brands. Boy, I'm being very careful in my choice of words here. So that's the logic behind that.

         Now, by the way, we have to compete like hell, and I think we can -- my expectation is we'll still beat them every time we go up against them. In terms of hitting below the belt, you know, there's some ammunition you know backwards and forwards, but I'll turn it over to Peter for the response.

         PETER BLACKMORE:  Yes, thanks, Michael.

         I think the honest answer is that in the first two weeks, the two field organizations didn't have the best set of letters from either side, and we've learned from that. And the communications team are putting together a set of letters this week, which, as I said a moment ago, will be on Inline. I'll also send a memo out to the whole Worldwide Sales and Services attaching these, and also reinstating the rules of engagement in that memo, which will go out this week.

         I think those letters will clarify it. They will not stop -- let's be honest -- they'll not stop aggressive behavior from either side, nor should they. What we have to do is make sure that aggressive behavior does not go over the line and become an ethical behavior. If it is, escalate it, Paul, to me, as you have been doing. We're seeing that on both sides. They've escalated, by the way, a number of similar letters to me, and when I've looked at them, I've either said, "That's just normal aggressive behavior," or "That's over the line," and made a phone call.

         But let's follow the letters. Let's then engage very aggressively. We've got plenty of ammunition. Any silly behavior will stop. And then, as Michael said and I'll say it again, I expect you to win in the meantime, so go get them.

         PAUL CHAN:  Thank you.

         PETER BLACKMORE:  Thanks, Paul.

         MICHAEL CAPELLAS:  Does that work, Paul?

         (Operator direction.)

         MICHAEL CAPELLAS:  Hey, Ron.

         RON ELLER (Houston, Texas):  Hi, Michael.

         THE CHRONICLE this morning reported that you guys had a meeting yesterday and talked about plans for Houston, I guess, and I like to know if there was anything you could expand on or maybe frame better than how the reporter had laid it out.

         MICHAEL CAPELLAS: Well, actually I thought the reporter laid it out pretty well, didn't you?

         RON ELLER: Well, if that's what's really being looked at, that's awesome for us.

         MICHAEL CAPELLAS: Well, what I can say in private meetings and what I can say in public meetings is two different things.

         Now, we had one reporter, who I think was quite frankly irresponsible, who reported that a plan had been made to have this massive job reduction in Houston. That never came from any of us, and what you read in the paper, and I will give Carly all the credit in the world for the guts of just saying -- you know, if you read that article, you know, she's probably going to get a little kickback to her own home state, but what the article says is one of the great capabilities of the deal is the great infrastructure presence, the talent base we have in Houston. It is economically a great place to work.

         MS.:  And live.

         MICHAEL CAPELLAS: And live. And by the way, every time we have one of their folks come down and go into our houses and they say, "Gee, you know, is this an $8 million house," and we say, "Well, no, not exactly; this is not California." But I'm just kidding on the California. (Laughter.) Or the fact that they turn on the lights and the lights go on; again, another bad joke, sorry about that. (Laughter.)

         But to those of you who haven't read the article, what we came out and said yesterday is, look, folks, you know, this is going to be a foundation place. There are things that we will do in Houston because it makes more economic sense to do that. We will continue to be able to run a global company and we'll be in lots of places. And Carly came just out and basically said point blank that it makes no sense to continue to expand the workforce in California when you can do it effectively in a place that's got a great infrastructure, great educational capabilities and great talent like you have in Houston, and basically directed and said that Houston will continue to be a pretty fundamental part of the company, and quite frankly over time we expect Houston to grow. And it's a pretty positive article.

         Now, the question you're asking me is is that just hype or is that the real world, and the answer is that's the real world. That has been the discussion from day one. I have stopped short of saying that, because I don't want to create expectations. In the private employee meetings, I've pretty much given this message, and I've got to tell you that it is particularly helpful to have Carly come out so bullishly on Houston. And that's exactly what we intend to do.

         The question of employment will not be the effect of the merger. There will be an effect; let's not kid ourselves. It will be much less in Houston than people have been led to believe. What I'm worried about is the economy right now, and I believe -- remember, this deal was never constructed as needing huge amounts of workforce reductions to be accretive. There are too many other synergies. It's on a 10 percent workforce reduction, which in a deal this size is really, you know, not an extraordinary amount. Now, nobody likes reductions of any kind, but still there are enough synergies to drive a very quick accretion without huge force reductions.

         So I know I'm rambling a little bit here, but the question you asked is does this really mean that the foundation will allow the continued growth of the Houston area. It does, and I encourage people to read the article, because I think she states her case pretty clearly. She also comes out in pretty strong support of the Compaq brand.

         Okay, Ron?

         RON ELLER:  Thanks, Michael.  Thanks a lot.

         MICHAEL CAPELLAS: Hey, Ron, I don't think I answered the question, by the way you said it. Did you have some other part of the question I didn't answer?

         RON ELLER: No, no, I think that's right. I think at some point, but much further on in the thinking, we'll understand better what work might be here. The other thing that it sounds like what you're saying is there are not plans to move stuff from California necessarily; it's just as work in the company changes and as things grow and other things that we take advantage of Houston as much as possible.

         MICHAEL CAPELLAS:  Going too far, but I wouldn't draw any conclusions.

         RON ELLER:  Thanks.

         MICHAEL CAPELLAS: I apologize. If I answer that question, I've crossed the legal boundary of declaring how we will execute. But the good news here is, I mean, I think the bottom line here is I think Houston will continue to be a really big part, because it makes economic sense to do that. It makes sense because we have a great workforce and it makes sense that as you grow through time there are a lot of things we can do from an expense model, as well as a productivity model. It's not such a bad place to live either.

         RON ELLER:  Thanks.

         (Operator direction.)

         MICHAEL CAPELLAS: Okay, I'm going to have another one here. What will the charter of the Worldwide Solutions function be in the new company as it relates to both solutions creation, development of verticals? I think I actually answered that.

         There's a question here of the difference between verticals and horizontals. So we know that there will be a solutions group that will house and hold the vertical solutions. Those vertical solutions will run on a number of platforms. There is the question about some horizontal stuff, which, you know, if the solution is dedicated to individual product lines.

         We were no closer to answering this question before the merger than we are now, but basically if it is dedicated to a product line, it will be housed in the product line and if it's a vertical solution that goes cross-platform, it will be handled in the solution group, and to me the key is the integration point between services and the product sets.

         And so probably from a level of granularity that's probably the way it will work simply because that's the way it makes sense to work.

         Any other questions from the phone?

         (Operator direction.)

         STEVEN MINUNSLER (Houston, Texas): Michael, from reading the trade literature and the reaction of the field, and particularly the channel community, one theme emerges, and that is, okay, this is great, but the way in which it shows up on our agenda is if there is no clarify from either company or from both companies as to their product direction, they're going to be losing our loyalty pretty soon, because we have a short attention span. So, I mean, that's been heard and read from. I'm sure we're doing something. Could you elaborate on what actions we're taking to reassure and rebuild the confidence of the reseller community and the channels?

         MICHAEL CAPELLAS: Well, you've got two or three different kinds of channels. You have the ones, which are the VARs, which continue to move our products, and the question they have is I'll continue to move the products, but you'd better commit me that that product is going to be in place.

         The second one you have is from the distribution partners, where together we own about 70 percent and they have traditionally played us one against each other to create very capable pricing as we scramble for share.

         On the distribution side, I think it's pretty clear that the economics of distribution have got to change, and that is not something you haven't heard me say. One of the things that the HP-Compaq merger does, in fact, do is it allows us to take the progress we've made in direct distribution and to continue to give it the kinds of volume that we'll have. So it will be our direct engine. And you're going to say, we'll it still has some work to do. Yes, it does, but it is making very good progress and we'll continue to invest in it, so it will be our direct engine, which in itself is a little bit threatening to HP's traditional distribution partners, because they were saying, "Well, HP was nowhere direct, therefore, gee, you know, this means we now have" --

         STEVEN MINUNSLER:  Yeah, changing the game on us.

         MICHAEL CAPELLAS:  Yeah, I have another competitor.

         Now, the economics are we have got to be able to go direct on a higher percentage of the business and use our distribution partners, but we've also got to improve the economics. For example, what we're doing with auto replenishment today, which HP, by the way, also does pretty darn well, is we're now starting to be able to run these distribution partners at unbelievably low levels of inventory, and we'll continue to do that.

         The good news for the channel partners is we'll have a single feed to them so they don't have to have multiple systems. The bad news to them is they've lost some leverage and they don't like it. Well, you know, if somebody loses leverage, the flip side of that is somebody gains leverage, so it depends on which side of the coin you want to be, and I know which side of the coin I prefer to be on.

         On the product sets, it's a difficult question, because we do know what the products, at a high level what those product roadmaps are. We cannot announce them publicly because we are then in violation of the execution, we are now starting to execute on the plan, and so what we're going to have to be able to do -- and this is what Peter has done a great job of is we are coming out with investment protection plans that tell the people and the customers, "If you buy the product, we guarantee the product roadmap," and I'm personally making tons of calls on that.

         There's also going to be a session between [Gwynn Zittner] and Peter to come up with the specific strategy relevant to the channel partners and the VARs.

         It appears to me that the HP VARs are far more upset than the Compaq VARs, and by the way, some of the Compaq VARs aren't happy either.

         But the three or four summary points are we'll continue to go direct, and that's threatening. We'll continue to work with our top tier distribution partners in order to make sure the economics look better for them, and they know the game has got to change. We'll continue to publish product roadmaps where we can, knowing it's going to come short of what they'd like us to do. We'll do investment protection letters on particular product sets, and I know we'll do a whole lot of handholding.

         Okay?

         STEVEN MINUNSLER:  Okay.  Thank you.

         MICHAEL CAPELLAS:  You're welcome.

         I have an announcement here from our CFO, who said to announce this. We did -- why don't you do it?

         JEFF CLARKE: Sure. I just wanted to -- this is Jeff Clarke speaking. I just wanted to bring everyone up to date that we did announce a resumption of our stock repurchase program, so we have been in the market the last two days and will repurchase stock on a go-forward basis.

         We believe that this is the appropriate signal to the market, to our customers and to employees on our intent toward the merger and our general long-term strength of the company. So we are in the market and we are repurchasing and putting our money behind our strategy.

         MICHAEL CAPELLAS: Okay, a question I get asked a lot is, hey, you've got an eight dollar stock price; this is really the pits. Yeah, I've noticed. Is there a possibility of a hostile takeover?

         The answer is I believe that that is very, very unlikely for a number of reasons, of which I have been very carefully coached by our legal counsel to not go any farther.

         This legal stuff is absolutely cramping my style. And I was sitting with one of our legendary lawyers, [Linda Hours], and I said, "This is cramping my style," and she gave me the line of the week, she said, "That is exactly my objective to cramp your style." (Laughter.) And I said, "I have a very, very clear goal and measurement point." So, Linda, it is working.

         The point I want to make on the stock market is yes, we know the stock is awfully depressed. Yes, I believe that the bottom of the market is when you make bold moves and you catch growth. Yes, I believe we will be able to put an unbelievable valued proposition together. And, yes, I do believe that we are going to go through this. This is exactly the appropriate time. The market will rebound and the ability to absolutely have huge leverage when this thing rebounds is the good news of this. But we've got to execute through the short term.

         You know, if you're sitting at Sun and you've gone from $70 to $9, it doesn't feel very good either. Some of the companies like IBM have managed to weather the storm. And every time I see that, it reminds me that one of the goals of this merger is to get a consistent revenue and profit stream on a balanced company so that you don't have these huge emotional highs and lows. Every time I see something like this I'm reminded about why the foundation of why I think I think this is longer term better for our customers and our employees, so that we don't bounce around like this in just these economic cycles.

         I'm also reminded that violent economic cycles are going to be one of the things that our generation and the next generation learns to live with, because of the Internet. And what we are seeing here is really the effect of instant information, fast trading, mass volume that says economies will snap and be far more volatile in the Internet age, and therefore that's another reason why I think large companies with size and scale are going to work.

         I have been asked a couple of times, you know, well a concern over a number of our partners who are in pretty dire straits. You know, obviously Exodus is having trouble. Commerce One is in a lot of trouble. Ariba is in a lot of trouble. And I think this is unfortunately one more indication of companies with size and scale are going to probably work their way through this, and the smaller companies are the ones that really get hit hard.

         We are doing what we can to help those companies, but we are not in the business of bailing them out. And I don't think you'll see us step in real hard, because I just don't think that's something that we're prepared to do right now.

         Any other questions?

         Okay, folks, I want to leave you with a little bit of encouragement. I'm very proud of the way we've reacted. I will reemphasize let's stay true to our values and treat all of our employees with the respect that they are due, regardless, and remember that this cowardly act was done by individuals, not groups.

         I'll continue to believe that we have taken the right steps in terms of inventory and cost that actually allow us to at least hang tough in there in these very difficult times. I'll continue to ask you to be as aggressive as you can. We'll give you more tools in the marketplace to capture every order.

         I'll give you a hint that in the fourth quarter we are really going to go after some competitors, because we have an opportunity here with what's probably a little newfound freedom, but continue to reinforce that the tide will turn in terms of the press and it's starting to a little bit, but it's not enough. The merger makes a huge amount of strategic sense. I am more convinced of that than ever. And I do believe that the initial execution parts of this are starting to come together actually in a very encouraging way. The financial leverage and the market leverage is now becoming even clearer, and a lot of our big customers and big partners have been extremely favorable on it, and so that will start to filter into the marketplace.

         Don't worry about the stock price. Do the things we need to do and there will be huge leverage. And let's just stay focused. It's going to be a very tough ride for the whole world -- a very tough ride. And that tough ride probably means this makes even more sense than it did a few weeks ago, but we're going to hang tough and we're going to come out of this in pretty good stead.

         These are the times that try -- and I'm being politically correct and have updated the quote -- people's -- these are the times that try people's will, and I think the quote was these are the times that try people's souls, but we'll just continue to fight hard and hang tough, and I'm sure that this is going to turn. And I encourage you to in terms of the things that were published earlier, you know, this is a merger. We'll continue to have the presence of the Compaq brand. We'll continue to have our major centers will be critical parts of this, and let's just go fight hard in the marketplace.

         Thanks a lot.  Have a good day.

         (Operator direction.)

END